___________________________________________________________________
___________________________________________________________________



                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


          Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(Mark One)

(X)  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (No fee required, effective October 7,
     1996)


                For Year Ended:  January 31, 1998

(  ) Transition Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (No fee required) For the transition period from ___________________ to __________________


                Commission File Number: 333-27813

 A. Full title of plan and the address of the plan, if different from that of the issuer named below:


                     G. R. Herberger's, Inc.
             401(k) Employee Stock Purchase Plan and
             Employee Stock Ownership Plan and Trust


  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Saks Incorporated
            750 Lakeshore Drive, Birmingham, AL  35211

_________________________________________________________________
__________________________________________________________________

                            SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   G.R. Herberger's, Inc. 401(k)
                                   Employee Stock Ownership Plan
                                   and Trust
                                   ______________________________
                                             (Name of Plan)



Dated:  June 29, 1999              By:  /s/ Douglas E. Coltharp
                                        _________________________
                                        Douglas E. Coltharp
                                        Executive Vice President
                                        and Chief Financial
                                        Officer



                          EXHIBIT INDEX

Exhibit Number    Description of Document                  Page
     23           Consent of Independent Accountants





                     G. R. Herberger's, Inc.
             401(k) Employee Stock Purchase Plan and
             Employee Stock Ownership Plan and Trust
         Financial Statements and Supplemental Schedules
                    December 31, 1998 and 1997


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan
and Employee Stock Ownership
Plan and Trust

Table of Contents                                             Pages
Report of Independent Accountants                               1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
    December 31, 1998 and 1997 (liquidation basis)               2

  Statement of Changes in Net Assets Available for
    Plan Benefits for the year ended December 31,
    1998 (liquidation basis)                                     3

  Notes to Financial Statements                                4-9


Supplemental Schedules:
  *Item 27a - Schedule of Assets Held For Investment
     Purposes as of December 31, 1998                            10

  *Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1998                     11-13

*Refers to item number in Form 5500 (Annual Return/
 Report of Employee Benefit Plan) for the year ended
 December 31, 1998.


Report of Independent Accountants

To the Administrator and Participants
G. R. Herberger's, Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust

We have audited the financial statements of G. R. Herberger's, Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust (the Plan), listed in the table of contents, as of December 31, 1998 and 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 5 to the accompanying financial statements, the Plan has been terminated and all assets of the Plan have been distributed. In accordance with generally accepted accounting principles, the financial statements are presented on the liquidation basis of accounting.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits in liquidation of G. R. Herberger's, Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust as of December 31, 1998 and 1997, and the changes in net assets available for benefits in liquidation for the year ended December 31, 1998 in conformity with generally accepted accounting principles applied on the basis described in the preceding paragraph.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on the accompanying index are presented for purposes of complying with the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Birmingham, Alabama
June 15, 1999



G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust
Statements of Net Assets Available for Plan Benefits
December 31, 1998 and 1997 (liquidation basis)

                  ASSETS                                 1998               1997
               ------------                            --------           --------
Investments:
  Common stock of Proffitt's, Inc.                    $                $113,759,906
  Norwest Stable Return Fund                                              1,168,797
                                                      -----------       -----------
      Total investments                                         0       114,928,703
                                                      -----------       -----------
Cash and cash equivalents                                                   716,382
                                                                        -----------
Accrued interest                                                              4,055

Receivable from G. R. Herberger's, Inc.:
  Employer contribution                                                     132,734
  Employee contribution                                                      15,585
                                                      -----------       -----------
      Total receivables                                                     148,319
                                                      -----------       -----------
                                                                0       115,797,459
            LIABILITIES

Other accrued expenses                                                      124,126
                                                                        -----------
      Net assets available for plan benefits          $         0      $115,673,333
                                                      ===========      ============
The accompanying notes are an integral part of these
 financial statements.


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1998 (liquidation basis)

Net investment income:
  Interest                                                  $     15,651

Net appreciation in the fair value of common stock            38,401,373
Net appreciation in the fair value of Norwest Stable
  Return Fund                                                     22,608
Employee contributions                                            22,484
Other income                                                      52,720
Benefits paid to participants                                (40,382,706)
Transfer to merged plan (Note 5)                            (113,805,463)
                                                            -------------
    Net decrease                                            (115,673,333)

Net assets available for benefits, beginning
  of year                                                    115,673,333
                                                            -------------
Net assets available for benefits, end of year              $          0
                                                            =============

The accompanying notes are an integral part of these financial statements.


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust
Notes to Financial Statements

1.   Plan Description

     The following description of the G. R. Herberger's, Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust (the Plan) provides only general information. References should be made to the plan agreement for more complete information.

     General - The Plan was established by G. R. Herberger's, Inc. as a defined contribution stock bonus plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA). The Plan, formerly titled G. R. Herberger's, Inc. Restated Profit Sharing Plan and Trust, was amended and restated on January 1, 1989, to conform to the Tax Reform Act of 1986, the Revenue Act of 1987, and the Tax and Miscellaneous Revenue Act of 1988. In addition, the Plan was converted to an Employee Stock Ownership Plan on December 31, 1989. The Plan was amended and restated to include a qualified 401(k) Stock Bonus Plan within the meaning of the IRS code Section 401(k) on April 15, 1993. On August 20, 1997, Herberger's Board of Directors resolved to terminate the plan (Note 5).

     Employees are eligible to participate in the Plan after completing one year of service and attaining age 21.

     G. R. Herberger's, Inc. serves as the plan administrator and has selected the Norwest Bank Minnesota, N. A. (Trustee) to be the Plan's investment trustee and recordkeeper.

     Contributions - Contributions to the Employee Stock Ownership Plan are made each year at the discretion of the Board of Directors of G. R. Herberger's, Inc. (the Employer). The amount contributed to each participant's account is allocated based upon the ratio which such participant's compensation bears to the total compensation for all participants for the plan year. The Employer also contributes all amounts withheld from participants through their 401(k) payroll deductions pursuant to their elective deferral agreements. Participants electing to have their elective deferral contributions for a Plan year invested in Proffitt's common stock may receive a matching contribution in an amount determined by the Employer for the plan year.

     Voluntary participant deposits cannot be less than $25 per biweekly payroll period and cannot exceed 11% of the Employee's compensation or such other maximum percentage announced from time to time by the Employer. In addition, participant deposits plus Herberger's matching and ESOP contributions cannot exceed the lesser of $30,000 or 25% of total employee compensation for such limitation year. Participant deposits, made on a before-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. As such, they are not subject to federal income tax until the funds are disbursed.

     Vesting - Participants are always 100% vested in any elective deferral portion of their account balances. Participants vest in their share of Herberger's matching and ESOP contributions according to the following schedule:

                    Vesting Service       Vesting
                      in Years           Percentage
                   --------------      ---------------
                      Less than 3             0%
                          3                  20%
                          4                  40%
                          5                  60%
                          6                  80%
                      7 or more             100%

     Participants are 100% vested upon reaching seven years of service, attaining age 65, or upon death or total permanent disability.

     In connection with the decision to terminate the Plan (Note
     5), all participants on August 20, 1997 became 100% vested in their accounts.

     Benefits - An account is maintained for each participant in the Plan. The accounts are credited with the participant's contributions and their allocated portion of the employer contributions and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.

     Termination - In the event the Plan is terminated, the amount of each participant's account balance becomes fully vested and will be distributed based on the current value of assets available for plan benefits allocated to the participant's accounts at such time. On August 20, 1997, Herberger's Board of Directors resolved to terminate the Plan (Note 5). As a result, the Plan has changed its basis of accounting from the going-concern basis to a liquidation basis during the years ended December 31, 1998 and 1997. All of the Plan's assets are carried at market values; therefore, no change in asset values occurred due to the change from the going-concern basis to the liquidation basis of accounting.

     Upon termination of employment, request for payment of vested account balances must be made on or before December 31 of each year to be eligible for distribution in the following plan year.

     Forfeitures - As of the last day of each plan year, forfeitures are allocated among the accounts of all remaining participants as part of and on the same basis as the Employer contribution allocation.

2.   Summary of Significant Accounting Policies

     Basis of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with generally accepted accounting principles.

     Investments - Plan investments are stated at aggregate current value. In 1997, the value of Proffitt's, Inc. common stock is based on the December 31, 1997 quoted market price. Quoted market prices are used to value the Norwest Stable Return Fund.

     Interest and dividend income from investments is recorded when earned. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits and short-term investments with original maturities of three months or less.

     Contributions - Contributions from the Employer are made either in Proffitt's common stock or in cash and are accrued based on amounts declared by G. R. Herberger's Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participants' payroll.

     Administrative Fees - In 1998, all administrative expenses were paid by the Plan.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.   Income Tax Status

     The Plan received a determination letter dated February 23, 1994, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe that the Plan continues to qualify and operate as designed. Therefore, no provisions for income taxes has been included in the Plan's financial statements.

     The Plan obtained its latest determination letter on May 7, 1998, in which the Internal Revenue Service stated that the planned termination of this plan does not adversely affect its qualification for federal tax purposes.

4.   Investments

     Participating employees elect to authorize Herberger's to withhold amounts from their salaries and deposit the amounts in the Norwest Bank Minnesota, N. A. Stable Return Fund. The fund assets are used to purchase debt certificates issued by corporations, the government, or its agencies offering a conservative fixed income investment with higher returns over time.

     All 401(k) elective deferral contributions are initially invested in the Norwest Stable Return Fund. On or about May 15 of each plan year, the balance in this fund is used to purchase common stock of Proffitt's, on behalf of the Plan's participants, unless the participants direct the Trustee in writing not to acquire such stock. The participants electing to have their elective deferral contributions for a Plan year invested in Proffitt's common stock may receive a matching contribution at the discretion of and in an amount determined by the Employer for the plan year.

     Investments held by the Plan at December 31, 1997 are as follows:

                                                   December 31, 1997
                                              ---------------------------
                                               Market             Cost
                                              ---------         ---------
Common stock of Proffitt's, Inc.             $113,759,906      $16,362,967
Norwest Stable Return Fund                      1,168,797        1,121,776
                                             ------------     ------------
                                             $114,928,703      $17,484,743
                                             ============     ============

No investments were held by the Plan at December 31, 1998.

5.   Plan Termination

     On August 20, 1997, Herberger's Board of Directors resolved to terminate the Plan and merge the plan assets into the Saks Incorporated 401(k) Retirement Plan effective December 31, 1997, or as soon as administratively practicable thereafter. On May 7, 1998, the Plan obtained a favorable determination letter from the Internal Revenue Service approving the planned termination. Accordingly, all plan assets transferred to the Saks Incorporated 401(k) Retirement Plan prior to or on December 31, 1998 and the Plan was terminated.

6.   Asset Allocation

     The allocation of the net assets available for plan benefits to investment programs as of December 31, 1997 and the allocation of changes in net assets available for plan benefits to investment programs for the year ended December 31, 1998 are as follows. Due to the termination of the ESOP and the transfer of all Plan assets to the Saks Incorporated Retirement Savings Plan, the Plan's net assets at December 31, 1998 are zero.

             Allocation of Plan Assets and Liabilities to Investment Programs
                           December 31, 1997 (liquidation basis)

                                                                  Norwest
                                                    Company         Stable
                                                     Stock         Return
                                                     Fund            Fund          Total
                                                  ----------     ----------       ----------
         ASSETS
Investments:
  Proffitts, Inc. common stock                  $113,759,906                     $113,759,906
  Norwest Stable Return Fund                                      $1,168,797        1,168,797
                                                ------------    ------------     ------------
        Total investments                        113,759,906       1,168,797      114,928,703
                                                ------------    ------------     ------------
Cash and cash equivalents                            716,382                          716,382
                                                ------------                     ------------
Accrued Interest                                                       4,055            4,055

Receivable from G. R. Herberger's, Inc.:
  Employer contribution                                              132,734          132,734
  Employee contribution                                               15,585           15,585
                                                ------------    ------------     ------------
        Total receivables                                            148,319          148,319
                                                ------------    ------------     ------------
                                                 114,476,288       1,321,171      115,797,459
                                                ------------    ------------     ------------
          LIABILITIES
Other accrued expenses                               124,126                          124,126
                                                ------------                     ------------
        Net assets available for plan
          benefits                              $114,352,162      $1,321,171     $115,673,333
                                                ============    ============     ============

                         Allocation of Plan Assets and Changes in
                 Net Assets Available for Benefits to Investment Programs
                           December 31, 1998 (liquidation basis)


                                                    Company       Norwest
                                                     Stock      Stable Return
                                                     Fund            Fund           Total
                                                  ----------     ----------       ----------
Net investments income:
  Interest                                          $15,651                          $15,651
                                                 -----------                      -----------
        Net investment income                        15,651                           15,651
                                                 -----------                      -----------
Net appreciation in the fair value of
  common stock                                   38,401,373                       38,401,373
Net appreciation in the fair value of
  Stable Return fund                                                $22,608           22,608
Employee contributions                                               22,484           22,484
Other income                                         52,720                           52,720
Transfer to merged plan                        (113,396,108)       (409,355)    (113,805,463)
Benefits paid to participants                   (39,997,421)       (385,285)     (40,382,706)
Transfer of cash shares                             571,623        (571,623)               0
                                                 -----------     -----------      -----------
        Net decrease                           (114,352,162)     (1,321,171)    (115,673,333)
Net assets available for benefits, beginning
  of year                                       114,352,162       1,321,171      115,673,333
                                                 -----------     -----------      -----------
Net assets available for benefits, end of year           $0              $0               $0
                                                 ===========     ===========      ===========


                      Supplemental Schedules


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership

   Plan and Trust
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998

                                     c. Description Of Investment,
                                        Including Maturity Date,
     b. Identity Of Issuer, Borrower,   Rate Of Interest, Collateral             e. Current
 a.     Lessor, Or Similar Party        Par, Or Maturity Value         d. Cost      Value
---- -----------------------------  ------------------------------     -------   ----------
No assets were held at December 31, 1998.


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998

I.   Single transactions exceeding 5% of assets.

                     See attached schedule.

  Information required in columns c, e, f and h is inapplicable.

II. Series of transactions involving property other than securities.
                               NONE

III. Series of transactions of same issue exceeding 5% of assets.

                      See attached schedule.

 Information required in columns c, e, f, and h is inapplicable.

IV. Transaction in conjunction with same person involved in reportable single transactions.

                               NONE

G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust
Item 27d(I) - Schedule of Reportable Transactions for the year ended December 31, 1998

                                                                  h. Current
                                                                     Value of
                     b. Descrip-                    g. Cost          Asset on
a. Identity of          tion of       d. Sales         of            Transaction  i.
   Party Involved       Assets           Price         Asset         Date         Net Gain
------------------   -------------    -----------   ----------    ------------   ---------
*Proffitt's, Inc.    Common Stock     $15,510,465    $1,933,498   $15,510,465    $13,576,967
*Proffitt's, Inc.    Common Stock     $33,056,250    $1,486,321   $33,056,250    $31,569,929
*Proffitt's, Inc.    Common Stock     $53,706,790    $6,362,807   $53,706,790    $47,343,983
*Proffitt's, Inc.    Common Stock     $21,131,035    $3,697,151   $21,131,035    $17,433,884
*Proffitt's, Inc.    Common Stock     $12,896,647    $1,527,905   $12,896,647    $11,368,742


*Party-in-interest to the Plan.


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust
Item 27d(III) - Schedule of Reportable Transactions for the year ended December 31, 1998

                                                 d. Sales
a. Identity of      b. Description         ---------------------     g. Cost of
   Party Involved      of Asset             Price         Number        Asset      i. Net Gain
-----------------   ---------------        -------      --------     ------------  ------------
Proffitt's, Inc.    Common Stock         $154,868,961       21       $18,024,182   $136,844,779
